Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

August 10, 2020 and the Prospectus dated October 16, 2017

Registration No. 333-220980

Pricing Term Sheet

CDW LLC

CDW FINANCE CORPORATION

$700,000,000 3.250% Senior Notes due 2029

Pricing Supplement, dated August 10, 2020, to the Preliminary Prospectus Supplement, dated August 10, 2020 (the “Preliminary Prospectus Supplement”), and related Base Prospectus, dated October 16, 2017 (the “Base Prospectus”), of CDW LLC and CDW Finance Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the Base Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and Base Prospectus. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement and the Base Prospectus.

The aggregate principal amount of notes to be issued in the offering increased from $630,000,000 to $700,000,000. The increased amount of $70,000,000 will be used (a) to fund a portion of the redemption of all of our outstanding 2025 Senior Notes at a redemption price of 103.750% of the principal amount redeemed plus accrued and unpaid interest to the date of redemption, (b) to pay fees and expenses related to the redemption and this offering and (c) for general corporate purposes. The information in the Preliminary Prospectus Supplement (including, but not limited to, the financial information in the capitalization table and use of proceeds) is deemed to have changed to the extent affected by the increase in the size of the offering of the Notes.

Issuers:	CDW LLC (“CDW”) and CDW Finance Corporation (“Finance Co” and, together with CDW, the “Issuers”)

Title of Securities:	3.250% Senior Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$700,000,000, which represents an increase of $70,000,000 from the offering size in the Preliminary Prospectus Supplement

Gross Proceeds to Issuers:	$700,000,000

Final Maturity Date:	February 15, 2029

Issue Price:	100.000% plus accrued interest, if any, from August 13, 2020

Coupon:	3.250%

Spread to Benchmark Treasury:	+275 basis points

Benchmark Treasury:	UST 2.625% due February 2029

Gross Spread:	1.020% of the principal amount of the Notes

Interest Payment Dates:	February 15 and August 15

Record Dates:	February 1 and August 1

First Interest Payment Date:	February 15, 2021

Optional Redemption:	On or after August 15, 2023, the Issuers may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below.

Year	Percentage
2023	101.625%
2024	100.813%
2025 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time prior to August 15, 2023, the Issuers may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 103.250% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to August 15, 2023, the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(a)   1% of the then-outstanding principal amount of such Note; and

(b)   the excess, if any, of:

(1)     the present value at such redemption date of (i) the redemption price of the Note at August 15, 2023 (such redemption price being set forth under “Optional Redemption” above) plus (ii) all required interest payments due on the Note through August 15, 2023 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(2)     the then-outstanding principal amount of the Note.

“Treasury Rate” means, as of the applicable redemption date, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the redemption date or, in the case of a satisfaction and discharge or defeasance, at least two Business Days prior to the date on which the Issuers deposit the amounts required under the Indenture) of the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in Federal Reserve Statistical Release H.15 with respect to each applicable day during such week (or, if such Statistical Release is no longer published or no market data appears thereon, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to August 15, 2023; provided, however, that if the period from such redemption date to August 15, 2023 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Offer:	101%, plus accrued and unpaid interest, if any, to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 12513G BF5 ISIN: US12513GBF54

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

BofA Securities, Inc.

Capital One Securities, Inc.

MUFG Securities Americas Inc.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

Co-Managers:	U.S. Bancorp Investments, Inc. Siebert Williams Shank & Co., LLC

Trade Date:	August 10, 2020

Settlement Date:

August 13, 2020 (T+3)

It is expected that delivery of the notes will be made against payment therefor on or about August 13, 2020, which will be the third business day following the date hereof (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the date that is two business days preceding the settlement date should consult their own advisor.

Denominations:	$2,000 and integral multiples of $1,000

Distribution:	SEC Registered (Registration No. 333-220980)

Trustee:	U.S. Bank National Association

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement and the Base Prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuers have filed a registration statement (Registration No. 333-220980) (including the Preliminary Prospectus Supplement and the Base Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the Base Prospectus in that registration statement and other documents the Issuers have filed with the SEC, including those incorporated by reference into the Preliminary Prospectus Supplement and the Base Prospectus, for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers or the underwriters will arrange to send you the Preliminary Prospectus Supplement and the Base Prospectus if you request it by contacting (i) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, by telephone (toll-free) at (866) 718-1649 or by e-mail at prospectus@morganstanley.com, (ii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 603-5847 or by e-mail at Barclaysprospectus@broadridge.com, (iii) Wells Fargo Securities, LLC, 550 S. Tryon Street, 5th Floor, Charlotte, NC 28202, by fax at (704) 410-4874 (with such fax to be confirmed by telephone to (704) 410-4885) Attention: Leveraged Syndicate or by e-mail at IBCMDCMLSHYLeveragedSyndicate@wellsfargo.com, (iv) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: 1-866-803-9204, (v) BofA Securities, Inc., NC1-004-0343, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com, (vi) Capital One Securities, Inc., by e-mail at cos-onboarding@capitalone.com, (vii) MUFG Securities Americas Inc., Attention: Capital Markets Group, 1221 Avenue of the Americas, 6th Floor, New York, NY 10020 by telephone at (877) 649-6848, (viii) Goldman Sachs & Co. LLC, Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com, (ix) ROYAL BANK OF CANADA, 200 Vesey Street, New York, New York 10281, (x) U.S. Bancorp Investments, Inc., by telephone (toll-free) at (877) 558-2607 or (xi) Siebert Williams Shank & Co., LLC, by telephone at (212) 830-4536 or by e-mail at dfinkelstein@siebertwilliams.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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